555 CALIFORNIA STREET, 12TH FLOOR      SAN FRANCISCO CA, 94104

TEL 451.875.2300      FAX 415.281.1350      WWW.FENWICK.COM

September 16, 2016

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, DC 20549

Attention:	Amanda Ravitz Geoff Kruczek Caleb French Kate Tillan Tara Harkins

Re:	Obalon Therapeutics, Inc. Registration Statement on Form S-1 Filed September 9, 2016 File No. 333-213551

Ladies and Gentlemen:

On behalf of Obalon Therapeutics, Inc. (the “Company”), and in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 31, 2016 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), we submit this supplemental letter to address comment 17 of the Comment Letter concerning the significant factors contributing to the difference between the fair value as of the date of grant and the estimated initial public offering (“IPO”) price for options granted during the six months prior to the date of the most recent balance sheet. In this letter, we have recited comment 17 from the Staff in italicized, bold type and have followed the comment with the Company’s response. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY OBALON THERAPEUTICS, INC.

OBALON - 1

Securities and Exchange Commission

Division of Corporation Finance

September 16, 2016

17.	We note that you disclosed a placeholder for the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the six months prior to the date of the most recent balance sheet once you have determined your IPO price range.

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed IPO that will be between $ [***] and $[***] per share before effecting a proposed [***] to 1 reverse stock split (the “Price Range”). The Company anticipates effecting the reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”). The share numbers and stock prices set forth in this letter do not reflect the Stock Split. On a post-Stock Split basis, the spread of the actual price range included in the Preliminary Prospectus will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share. The Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on September 14, 2016 between the Company and representatives of UBS Securities LLC, Canaccord Genuity Inc. and Stifel, Nicolaus & Company, Incorporated, the lead underwriters.

Prior to September 14, 2016, the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO as of the date of that discussion with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

We supplementally advise the Staff that, as previously described in response to comment 15 of the Comment Letter, with respect to the option grants identified in the table below, the Company’s board of directors (the “Board”), with the assistance of management, determined the fair value of the Company’s common stock on each grant date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The fair value of the Company’s common stock on the date of grant was determined by taking into account several factors, including the following:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	existing indebtedness;

•	rights, preferences and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock;

•	actual operating and financial performance;

•	present value of future cash flows;

CONFIDENTIAL TREATMENT REQUESTED BY OBALON THERAPEUTICS, INC.

OBALON - 2

Securities and Exchange Commission

Division of Corporation Finance

September 16, 2016

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company;

•	prevailing market conditions and the nature and history of the Company’s business;

•	illiquidity of stock-based awards involving securities in a private company;

•	experience of the Company’s management team;

•	market multiples of comparable companies in the Company’s industry;

•	stage of development of the Company;

•	industry information such as market size and growth; and

•	macroeconomic conditions.

For purposes of the third-party valuations, the per share common stock value resulted from a methodology that first estimated the fair value of the business as a whole by taking the Company’s business enterprise value and adding the Company’s cash balance as of the valuation date, or total invested capital, and then allocating the total invested capital to the common stock based on using a separate methodology. The resulting value was then further adjusted using a rate that accounts for lack of marketability considering that the Company’s stockholders cannot freely trade the common stock in the public markets. The Board determined that the assumptions and inputs used in connection with any third-party valuations reflected the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

The following table summarizes the stock option grants that have been made since January 1, 2016:

Award Date	Options Granted	Fair Value of Common Stock/Exercise Price of Option
February 5, 2016	97,000	$0.32
March 9, 2016	75,000	$0.32
March 24, 2016	456,662	$0.32
May 11, 2016	854,000	$0.61
July 27, 2016	655,675	$0.97
August 3, 2016	10,000	$0.97

With respect to the stock options granted during the six months ended June 30, 2016, we refer the Staff to the Company’s response to comment 15 of the Comment Letter, in which the Company previously provided the Staff with its analysis of how the Company determined the underlying fair value of its common stock on the grant date of such options and the reasons for the increase in fair value during that period.

We supplementally advise the Staff as follows with respect to the July 27, 2016 and August 3, 2016 stock option grants.

CONFIDENTIAL TREATMENT REQUESTED BY OBALON THERAPEUTICS, INC.

OBALON - 3

Securities and Exchange Commission

Division of Corporation Finance

September 16, 2016

June 30, 2016 Valuation Report

The Board obtained a third-party valuation report that estimated the fair value of the Company’s common stock as of June 30, 2016 was $0.97 per share (the “June 2016 Valuation Report”). For purposes of the June 2016 Valuation Report, the total invested capital was estimated utilizing a combination of an estimate of the future IPO value of the Company and the Company’s recently completed Series E financing in April 2016. The total invested capital was then allocated to the Company’s common stock using a combination of the Option Pricing Method (“OPM”) and Probability-Weighted Expected-Return Method (“PWERM”), which is referred to as the Hybrid Method. The Hybrid Method combines the PWERM and OPM in a single framework. The Hybrid Method included a PWERM for the June 30, 2016 valuation date because an IPO became a possible liquidity event and the Company was beginning to prepare for a potential IPO. The PWERM incorporated probability estimates for a potential IPO scenario, contemplating both an early IPO scenario in December 2016 (probability weighted at 6% with a Discount for Lack of Marketability (“DLOM”) of 15%) and a late IPO scenario in March 2017 (probability weighted at 14% with a DLOM of 15%), and a non-IPO scenario in which the Company remained a private company (probability weighted at 80% with a DLOM of 25%). As the DLOM is a measure of marketability that considers the length of time to a liquidity event, the DLOM associated with the IPO scenario is lower as the liquidity event, or the IPO, is contemplated to occur within a shorter period of time compared to a liquidity event in a non-IPO scenario. The following factors were taken into account when establishing the assigned probability of the IPO scenario:

•	The Company was awaiting an update from the U.S. Food and Drug Administration (“FDA”) regarding its premarket approval (“PMA”) submission and related timing of approval, which it did not yet have. The Company did not receive PMA approval until September 8, 2016. In addition, as of June 30, 2016, the approval process was expected to take an additional six months based on the historical FDA review period of approved products of other gastric balloon companies.

•	The Company was an early stage medical device company with less revenue from existing products in the six months ended June 30, 2016 than in the six months ended June 30, 2015 and did not yet have a product approved for sale in the United States.

•	The potential for a lack of investor interest in the Company’s initial public offering given that medical device companies are valued in part based on their ability to generate revenue, and the Company had limited revenue and no approved product in the United States at that time.

•	The market for small capitalization stocks and emerging growth companies continued to experience volatility.

Stock Options Granted on July 27, 2016 and August 3, 2016

As set forth in the table above, the Board granted stock options on July 27, 2016 and August 3, 2016 with exercise prices equal to $0.97 per share, which the Board determined to be the fair value of common stock on each grant date. In order to make this determination, the Board reviewed the June 2016 Valuation Report and considered the fact that, from June 30, 2016 to each grant date, there had been no significant corporate events or developments or additional equity sales. Given the lack of significant developments in the Company’s PMA submission and the fact that no additional capital raising transactions had occurred, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the common stock had changed from June 30, 2016

CONFIDENTIAL TREATMENT REQUESTED BY OBALON THERAPEUTICS, INC.

OBALON - 4

Securities and Exchange Commission

Division of Corporation Finance

September 16, 2016

for the grants on July 27 and August 3, 2016. As a result, no additional third-party valuation was completed subsequent to the June 2016 Valuation Report. The Company has not granted, and does not anticipate granting, any additional options subsequent to those granted on August 3, 2016.

Comparison of IPO Price Range and Recent Fair Value Determination

We are supplementally providing the Staff the following discussion regarding the significant factors contributing to the difference between the Price Range and the estimated fair values of the Company’s common stock reflected in the table above.

We note that, as is typical in IPOs, the estimated Price Range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for a commercial stage medical device company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by this prospectus.

Specifically, the Company believes the differences between the fair value of its common stock determined for the stock options granted since January 1, 2016 and the Price Range are due primarily to the fact that in September 2016, the Company received PMA approval from the FDA to market and sell its product in the United States, as well as the following additional factors:

•	The Company’s April 2016 Series E preferred stock financing, which included both new and existing investors in the Company, all of which were sophisticated investors with well-informed views of the then-current financing environment for both public and private medical device companies, including those in the obesity industry. These investors had engaged in robust, arms-length negotiations with the Company that involved extensive diligence and price and value discovery discussions. This financing had not occurred, and therefore these discussions and resulting valuation were appropriately not included in the determinations of fair value prior to April 2016.

•	Early IPO preparations had not begun prior to June 2016, and therefore were appropriately not considered in connection with the determinations of fair value prior to July 2016, but were considered in connection with the fair value determinations in July and August 2016.

•	New developments in the Company’s business, including, as noted above, the fact that in September 2016, the Company received PMA approval from the FDA to market and sell its product in the United States and anticipates commencing the U.S. commercial launch of its product in early 2017, which was appropriately not taken into account in the Board’s historical determinations of fair value but was in determining the Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY OBALON THERAPEUTICS, INC.

OBALON - 5

Securities and Exchange Commission

Division of Corporation Finance

September 16, 2016

•	Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO as of today’s date with no probability weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the previous valuations determined by the Board as described above in connection with the description of methodologies used.

•	The Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any discount associated with the potential for alternative liquidity events with lower values and any marketability or liquidity discount for the Company’s common stock, all of which was appropriately taken into account in the Board’s historical determinations of fair value.

•	Differences in comparable companies in the medical device market discussed between the Company and the underwriters and used to determine the Price Range, as compared to the prior analysis applied and comparable companies used by the Board.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above and in response to comment 15 of the Comment Letter, that were not applicable to the determination of the Price Range.

•	The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the Price Range.

•	The Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

The Company expects to include a bona fide price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [***]. Such price range could differ from the Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company. We are providing this information to you supplementally to facilitate your review process.

*********

CONFIDENTIAL TREATMENT REQUESTED BY OBALON THERAPEUTICS, INC.

OBALON - 6

Securities and Exchange Commission

Division of Corporation Finance

September 16, 2016

Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert Freedman

Robert Freedman

cc:

Andrew Rasdal, Chief Executive Officer

William Plovanic, Chief Financial Officer

Obalon Therapeutics, Inc.

Robert Freedman, Esq.

Matthew Rossiter, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Shayne Kennedy, Esq.

Keith Halverstam, Esq.

Richard Kim, Esq.

Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY OBALON THERAPEUTICS, INC.

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